United States securities and exchange commission logo





                             December 21, 2020

       Yin Yan
       Chief Executive Officer
       Bio Essence Corp.
       8 Studebaker Drive
       Irvine, CA 92618

                                                        Re: Bio Essence Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed November 25,
2020
                                                            File No. 333-232839

       Dear Ms. Yan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Form S-1

       Liquidity and Capital Resources, page 38

   1.                                                   Please consider
combining discussion of liquidity on pages 36 and 38 into a single section for clarity.
       Directors, Executive Officers, Promoters and Control Persons, page 40

   2. Please revise the discussion of Mr. Tuan Tran's business experience to provide clear disclosure regarding
his experience during the last five years, including the companies at which he worked and the
dates of employment at each company.
 Yin Yan
FirstName
Bio EssenceLastNameYin  Yan
            Corp.
Comapany21,
December   NameBio
              2020 Essence Corp.
December
Page 2    21, 2020 Page 2
FirstName LastName
       You may contact David Burton at 202-551-3626 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Devin W. Bone, Esq.